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FORM X-17A-5
PART III

SEC FILE NUMBER
8-33137

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AEGIS INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4915 W 35TH STREET, SUITE 206
(No. and Street)

ST. LOUIS PARK (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA INGLE 612-337-5335
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELLINGSON & ELLINGSON, LTD.
(Name – *if individual, state last, first, middle name*)

5101 VERNON AVE S #501 (Address) EDINA (City) MN (State) 55436 (Zip Code)

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED

OATH OR AFFIRMATION

I, LINDA INGLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AEGIS INVESTMENTS, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TINA M. QUIEL
NOTARY PUBLIC MINNESOTA
My Commission Expires Jan. 31, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AEGIS INVESTMENTS, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2019

CONTENTS

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders
Aegis Investments, Inc.
Minneapolis, Minnesota

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aegis Investments, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Aegis Investments, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Aegis Investment Inc.'s management. Our responsibility is to express an opinion on Aegis Investment Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Aegis Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of Aegis Investments, Inc.'s financial statements. The supplemental information is the responsibility of Aegis Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption); Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ellingson & Ellingson, Ltd.

We have served as Aegis Investment Inc.'s auditors since 2009.

Ellingson & Ellingson, Ltd.
Edina, Minnesota
February 26, 2020

AEGIS INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

ASSETS	
CURRENT ASSETS	
Cash and cash equivalents	$ 97,360
Accounts receivable	5,432
	102,792
PROPERTY AND EQUIPMENT	
Office equipment	13,583
Less: accumulated depreciation	(13,583)
	-
OTHER ASSETS	
Rent deposit	1,100
Total Assets	$ 103,892
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accrued commissions and other expenses	$ 11,341
Income taxes payable	3,942
	15,283
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Common stock, no par value, 100,000 shares authorized, 2,200 shares issued and outstanding	12,000
Retained earnings	76,609
	88,609
Total Liabilities and Stockholder's Equity	$ 103,892

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES	$191,030
EXPENSES	
Commissions	80,508
Rent	13,200
Telephone	3,998
Professional fees	2,850
Licenses and fees	3,113
Office expense	1,179
Outside services	45,854
Postage and delivery	304
Clearing Fees	24,000
Miscellaneous	504
Insurance	1,324
Dues and subscriptions	427
Total Expenses	177,261
Income From Operations	13,769
OTHER INCOME	
Interest income	141
Net Income Before Provision For Income Taxes	13,910
INCOME TAX EXPENSE	4,136
Net Income	$ 9,774
Income per common share based on the weighted average of 2,200 common shares outstanding during the year	$ 4.44

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2018	2,200	$ 12,000	$ 66,835	$ 78,835
Net Income			9,774	9,774
Balance at December 31, 2019	2,200	$ 12,000	$ 76,609	$ 88,609

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 9,774
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in:	
Accounts receivable	(734)
Increase in:	
Accrued commissions and other expenses	6,461
Net Cash Flows from Operating Activities	15,501
Net Increase in Cash	15,501
Cash at Beginning of Year	81,859
Cash at End of Year	$ 97,360
Supplemental Disclosures	
Cash Paid During the Year for:	
Income Taxes	$ 194
Interest	$ -

See accompanying Notes to Financial Statements

AEGIS INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

1. Organization and Nature of Business

Aegis Investments, Inc. (the Company) is broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Minnesota Corporation.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Estimates -
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents -
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

Accounts Receivable -
Accounts receivable are stated at the amount management expects to collect from amounts outstanding at year-end. Based on management's assessment of history of collections, it has concluded that realization losses on balances outstanding will be immaterial. Therefore, there was no allowance for doubtful accounts recorded in the financial statements at December 31, 2019.

Property and Equipment -
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method for both financial reporting and income tax accounting purposes over useful lives of five or seven years.

Income Taxes -
The provision for income tax in the financial statements relates to the items of income and expenses included in such statements.

Concentrations of Credit Risk -
The Company does not believe that it is exposed to any significant credit risk in connection with the extension of credit to its customers. Historically, the Company has had no bad debt write offs.

Commissions -
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events:
The Company evaluates events or transactions that occur subsequent to year end for potential recognition or disclosure in the financial statements through the date on which the financial statements are available to be issued. The financial statements were approved by management and available to be issued on February 26, 2020.

3. Earnings Per Share

Earnings per share were computed based upon the weighted average shares outstanding. The weighted average shares outstanding at December 31, 2019, were 2,200 common shares.

4. Commitments and Contingencies

The Company leases office space in Minneapolis, Minnesota. The term of the lease commenced on September 1, 2019 and terminates on August 31, 2021. The approximate aggregate minimum annual rental and lease commitments of the Company on the office lease are as follows:

December 31, 2020	$13,700
December 31, 2021	$ 9,800

5. Income Taxes

The Company had net operating loss carryovers totaling approximately $4,000 which were used to reduce taxable income in 2019.

The Company has adopted FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company's evaluation on December 31, 2019 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2016 through 2018 tax years remain subject to examination by the IRS. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

6. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $87,509, which was $82,509 in excess of its required net capital of $5,000. In addition, the Company's ratio of aggregate indebtedness to net capital was 12.96 to 1.

AEGIS INVESTMENTS, INC.
SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

NET CAPITAL		
Stockholders' Equity	$ 88,609	
Additions:		
Subordinated loans		
		$ 88,609
Deductions:		
Non-allowable items:		
Rent deposit	1,100	
		1,100
Net Capital		87,509
Minimum Adjusted Net Capital (Greater of 6 2/3% of Aggregate Indebtedness of $11,341 or $5,000)		5,000
Excess Net Capital		$ 82,509
AGGREGATE INDEBTEDNESS		
Accrued commissions		$ 11,341
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		12.96%
RECONCILIATION OF NET CAPITAL		
Net Capital, as reported in Company's Part IIA FOCUS report		$ 93,463
Audit adjustments made for the following:		
Accrual of additional 2019 expenses		(2,012)
Income tax liability adjustment		(3,942)
Adjusted Net Capital		$ 87,509

AEGIS INVESTMENTS, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER 15C3-3 (EXEMPTION) AS OF DECEMBER 31, 2019

No computation of reserve requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

AEGIS INVESTMENTS, INC.
SCHEDULE III, INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER 15c3-3 (EXEMPTION)
AS OF DECEMBER 31, 2019

No information relating to possession or control requirements has been made because Aegis Investments, Inc. claims exemption pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

CELEBRATING 40 YEARS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the period of January 1, 2019 to December 31, 2019 without exception. Aegis' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 26, 2020

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952)929-0315

Aegis Investments, Inc.

February 26, 2020

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Aegis Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Aegis Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2019.
- Aegis Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.
- Aegis Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2019 through December 31, 2019, without exception.
- Aegis Investments, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Aegis Investments, Inc

By: [signature] Title: President

4915 West 35th Street, Suite 100 • St. Louis Park, MN 55416 • Phone 612-336-4432 FAX 612-337-5336